Company announcement from Vestas Wind Systems A/S





Randers, 2 July 2007
Company announcement No. 28/2007

Vestas receives large order in the USA

Vestas has received an order in the USA for 182 units of the V82-1.65 MW wind turbine. BP Alternative Energy North America Inc. has placed the order, which will add an additional 300 MW to the company's wind portfolio in the USA.

The order comprises of the supply and commissioning of the wind turbines, with delivery of the 182 turbines beginning in the third quarter of 2008.

BP Alternative Energy, launched in November 2005, combines all of BP's interests in low and zero-carbon power generation: wind, solar, hydrogen power with carbon capture and storage and gas-fired power generation. According to the company, in the USA BP's wind portfolio includes the opportunity to develop almost 100 projects with a potential total generating capacity of 15,000 MW. In addition, the company operates facilities in Europe and Asia.

"In April 2007, BP Alternative Energy North America Inc. placed an order for Vestas wind turbines. The fact that they have now purchased 182 units of our V82-1.65 MW turbine is not only a great pleasure for us, but also a welcome opportunity to further expand our working relationship with a leading developer in the fast growing wind industry in the USA," says Jens Søby, President of Vestas Americas A/S.

The above order does not affect Vestas' expectations for 2007 cf. Stock exchange announcement No. 20/2007 of 15 May 2007.

Any questions may be addressed to Jens Søby, President of Vestas Americas A/S, telephone +1 503 327 2000, or to Peter Wenzel Kruse, Vice President of Group Communications at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Company announcement from Vestas Wind Systems A/S

Randers, 29 June 2007
Company announcement No. 27/2007

Vestas receives order for V82-1.65 MW turbines in the USA

Vestas has received a 68 MW order in the USA consisting of 41 units of the V82-1.65 MW turbine. Wisconsin Power and Light Company has placed the order, and the turbines are to be installed at the Cedar Ridge Wind Farm in the Townships of Eden and Empire in Fond du Lac County, Wisconsin. Delivery will begin in the first quarter of 2008 and the project is expected to be completed by the end of 2008. The order includes supply and commissioning of the turbines plus a two-year service and maintenance agreement.

Wisconsin Power and Light Company is a subsidiary of Alliant Energy Corporation, a public utility holding company headquartered in Madison, Wisconsin. Alliant Energy serves over 1.4 million utility customers in Iowa, Minnesota and Wisconsin, and purchases electricity generated by wind power plants all across the upper Midwest. The Cedar Ridge Wind Farm will be Wisconsin Power and Light Company's first fully owned-and-operated wind power plant.

"*We have in the past worked successfully with Alliant Energy, and we are extremely pleased that Wisconsin Power and Light Company will be installing our V82-1.65 MW turbine at the Cedar Ridge Wind Farm,*" says Jens Søby, President of Vestas Americas A/S and continues: *"The order adds to the other V82-1.65 MW projects in the Wisconsin area and once again demonstrates just how suitable this turbine is for the prevailing wind conditions in the area."*

The Cedar Ridge Wind Farm is further evidence of Wisconsin's commitment to clean and renewable energy. Wisconsin's Renewable Portfolio Standard (RPS) requires that Wisconsin Power and Light Company is to get 10 per cent of the electricity it supplies from renewable energy sources by 2015. Today, about 4 per cent of Wisconsin's electricity consumption is covered by renewables.

The above order does not affect Vestas' expectations for 2007 cf. Stock exchange announcement No. 20/2007 of 15 May 2007.

Any questions may be addressed to Jens Søby, President of Vestas Americas A/S, telephone +1 503 327 2000, or to Peter Wenzel Kruse, Vice President of Group Communications at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

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